Infosys

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Infosys

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M.D. Ranganath

*Chief Financial Officer*

## SAFE HARBOR

## Items in focus

- Have we addressed factors of Q1 FY17 performance?
- How is business environment for Q2 FY17 and FY17?
- Senior leadership retention and attraction
- Progress on strategy execution
  - What is going well and what needs acceleration?
- Progress update on
  - Automation
  - New services
  - Sales effectiveness
- Demos: So that you get to see real examples

# Key Financial Highlights: Q1 FY17 vs. Q1 FY16

# Revenue Growth



Revenue: YoY growth %
5.7%
10.9%
Q1 FY16
Q1 FY17



Q1 FY17 revenue: QoQ growth %
3.6%
7.1%
-1.0%
2.2%
Core IT business
Products, Platforms and others
Consulting & Package implementation
Overall

*Based on IFRS consolidated*

# Top accounts growth and large deal wins momentum

Top 10 accounts - YoY growth %



6.3%
9.2%
Q1 FY16
Q1 FY17

Avg. size of top 10 accounts $ Mn

| Q1 FY16 | Q1 FY17 |
|---|---|
| 201 | 217 |

Large deal wins: TCV $ Mn



688
809
Q1 FY16
Q1 FY17

# 100 Mn+ accounts

| Q1 FY16 | Q1 FY17 |
|---|---|
| 14 | 17 |

# Pricing


Pricing $ (1)
6,519
6,433
- 1.3%
Q1 FY16
Q1 FY17

(1) Revenues per billed person month

# Operating efficiency levers

Employee cost as % of revenue



Q1 FY17
55.0%
Q1 FY16
55.9%

Sub Con cost as % of revenue



Q1 FY17
5.4%
Q1 FY16
5.2%

Operating margin %



Q1 FY17
24.1%
Q1 FY16
24.0%

Utilization [1]



Q1 FY17
80.5%
Q1 FY16
80.2%

*(1) Consolidated IT services, excluding trainees*

Onsite effort mix % [2]



Q1 FY17
29.9%
Q1 FY16
29.2%

*(2) Consolidated IT services*

*Based on IFRS consolidated*

# Operating cash flow and DSO


Cash flow from operating activities $ Mn
Q1 FY17
452
Q1 FY16
345
DSO
Q1 FY17
66
Q1 FY16
68

*Based on IFRS consolidated*

# Dividend payout and liquid assets


Dividend payout $ Mn
Payout ratio (1)
FY16
1,019
49.7
FY15
976
49.8

(1) Payout ratio is dividend payout as % of consolidated net profit


Liquid assets as % of total assets (2)
54.7%
43.5%
FY12
FY13
FY14
FY15
FY16
Q1 FY17

(2) Liquid assets include Cash & Cash equivalents, current portion of available-for-sale financial assets, certificate of deposit and investment in quoted debt securities

Infosys

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Infosys

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# CEO UPDATE TO ANALYSTS & INVESTORS

DR. VISHAL SIKKA

*CEO & MANAGING DIRECTOR*

# SAFE HARBOR

# A UNIVERSALLY APPLICABLE STRATEGY



RENEW THE CORE BUSINESS
Being Better
INNOVATE INTO NEW BUSINESSES
Being Different
A CULTURE OF LEARNING, CREATIVITY & PURPOSE
Being True

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# Operations Update

Pravin Rao

*Chief Operating Officer*

# SAFE HARBOR

# SIGNIFICANT INCREASE IN NEW CLIENTS AND MILLION DOLLAR CLIENTS

FY 16

**325**

NEW CLIENTS

**97%**

REPEAT BUSINESS

Total number of clients


890
950
1092
FY14
FY15
FY16

Average Revenue from Top 10 clients


196.3
197.8
213.8
FY14
FY15
FY16

Million-dollar clients


501
529
558
FY14
FY15
FY16

# ENABLING OUR EMPLOYEES TO DELIVER THEIR FULL POTENTIAL


% Attrition
19.9%
14.1%
9.6%
18.1%
13.4%
14.7%
17.3%
12.6%
13.4%
7.4%
21.0%
15.8%
11.2%
4.9%
Q2 FY16
Q3 FY16
Q4 FY16
Q1 FY17
Infosys Group
IL
IL High performer
Title Holder Attrition

*High performer – CRR1+/CRR1/ R1/OS*
*(Only for last two quarters)*

## THE JOURNEY SO FAR

- Creating Empowerment and Entrepreneurship by higher reward differentiation for high performers
- Building a Talent Engine through a Digital talent marketplace
- Culture of learning and retention of key talent
- Enhancing employee experience

## THE JOURNEY AHEAD

- Greater focus on performance differentiation and on improving productivity
- Focus on Leadership Development and Manager enablement

# TRANSFORMING EDUCATION, TRAINING AND ASSESSMENT INFRASTRUCTURE


% Employees Reskilled
61.0%
69.0%
FY15
FY16
Average Training Days/ Person
4.1
4.9
FY15
FY16
First Time Pass in Training
45.0%
65.0%
FY15
FY16
High Performer %
16.0%
31.0%
FY15
FY16
For Infosys Group

## THE JOURNEY SO FAR

- Revamped fresher training
- Launched Infosys learning platform blending world-class learning techniques
- Digital Tutor
- *Power of 3* (three language training) *program*

## THE JOURNEY AHEAD

- Digital Tutor on Cloud
- Next gen knowledge management platform
- Optimal usage of external providers to complement in-house training capabilities

# DRIVING PRODUCTIVITY AND ENHANCED PROCESSES THROUGH INFOSYS QUALITY

% projects with highest maturity*



69.0 %
75.0 %
FY15
FY16

* Projects operating at CMMI Level 5

*For Infosys Ltd.*

## THE JOURNEY SO FAR

- Aggressive adoption of Agile methodologies and Devops
- Industry leading new methodologies for new services
- Reinvigorated Quality Consulting

## THE JOURNEY AHEAD

- Next Gen Project Management
- Develop Infosys quality platforms
- Help drive sustained, improved zero distance

# PROCESS++: DELIVERING SIMPLIFICATION

## THE JOURNEY SO FAR

Process Simplifications

Big Bets - Automation, Enhanced User Experience, Communication, Collaboration and Mobility

Order to Remittance Rethink

Accelerated Client Invoicing

## REDUCED CYCLE TIME

45% — Simplified Order creation & Deal Pricing

30% — Accelerated Global Mobility

20% — Simplified Vendor empanelment, faster vendor invoice processing

## THE JOURNEY AHEAD

Next Gen Global Mobility

Simplified Vendor Payments and Claims

Greater public cloud adoption

Self-Healing systems

Reimagine Procure to Pay

Optiwise – Ideas Implementation

More Purpose with Less Process

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Infosys

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# RENEWAL OF SERVICES



Ravi Kumar

President, Chief Delivery Officer

# SAFE HARBOR

# MARKET FORCES ARE TRANSFORMING LARGE ENTERPRISES


Disintermediation of Value Chain
New Business Models
Digital vs. Physical
Entry Barriers
Non Traditional Competitors

...and TECHNOLOGY is at the CORE of this shift

# ALIGNING OUR STRATEGY WITH OUR TRANSFORMATION

RENEW THE CORE BUSINESS

INNOVATE INTO NEW BUSINESSES

A CULTURE OF LEARNING, CREATIVITY & PURPOSE

RENEW CULTURE

POWER OF AUTOMATION

BOUNDARYLESS THINKING

WE ARE TRANSFORMING.

...CULTURE IS AT THE CENTER OF OUR RENEWAL.



# CULTURAL RENEWAL

**DESIGN THINKING**

- User centricity
- Engineerability
- Economic value

100,000+ Associates trained on dT

200+ dT workshops

**ZERO DISTANCE**

- 5 Point framework
- Empowerment to projects and project teams
- Value through problem finding

11400+ Ideas

95% Project coverage


CONTINUOUS LEARNING
INNOVATION
THE NUCLEUS
- PROJECTS
EXECUTION

**ZERO BENCH**

- Employee engagement
- Disseminate knowledge
- Skunk works, Prototypes etc.

21,600 work packets created

4800+ actively engaged
(80% of available pool)

**NEXT GEN DELIVERY CONSTRUCT**

- Flat & Nimble Structure
- Delink from Span
- Specialization
- Delivering value

3 Service Lines adopted

## ZERO DISTANCE GRASSROOTS INNOVATION


A MARI USQUE AD MARE
CANADA
POST
POSTES
CANADA
Post
Office
Bureau
de poste

Canada Post Story

# IMPACTING THE DELIVERY BUSINESS OF CANADA POST THAT DELIVERS TO 13 MILLION ADDRESSES EACH DAY



Unprecedented decline in volumes of 'Letters' and growth in 'Parcels'



Reduce Cost of Operations



Dynamic Route Optimizer: Co-Innovation Model



Delivery of Parcels Per Hour have gone up by 88%



## POWER OF AUTOMATION

…MAJOR FORCE CUTTING ACROSS OUR SERVICE LINES



# AUTOMATION - TRANSCENDING PRODUCTIVITY TO BUSINESS OUTCOMES


Process Automation
Task Automation
Successful Business Outcomes
All encompassing view on automation. “Power of Once”
Machine learning, Artificial Intelligence and Knowledge at the center of software led automation
Improved Productivity
Myopic view of automation universe
Software approach predicated upon predictability and routine nature of tasks
Repetitive | Non Judgmental
AI | Self Healing

# SOFTWARE + PEOPLE RENEWAL

Bring together AI, Knowledge and Analytics on to an integrated platform


DIGITIZING THE ENTERPRISE
ORCHESTRATION
Infra
Apps
Business Process
ERP
Connected Devices
CORE COMPONENTS
Machine Learning & AI
Analytics
Knowledge
SOURCES OF TRUTH

Mana

# NEW SERVICES MANIFESTED OUT OF BOUNDARY LESS THINKING


Digital Factory
Straight thru processing
IoT Ecosystem
Modernization
Industry Utilities
API Economy


CUSTOMER EXPERIENCE
Digital Consulting/UX for intuitive, human centric applications
AGILE & DEVOPS
Smaller packets of work; Short development cycles and rationalization
MODERNIZE LANDSCAPES
Cloud Migration – From Core ERP to Cloud ERP
SHIFT FROM CAPEX TO OPEX
Pay per use models, Cloud adoption and Optimizing 'Run' and Invest in New
RENEWAL
OF SERVICES
DIGITAL ASSURANCE
Addressing the need for quality, speed, security, performance and reliability
IoT ECOSYSTEM
Embracing new reality of intersection of Machine and Data - IOT, Analytics, Sensors
MONETIZE 'DATA'
Leveraging analytical models to draw insights and inferences with data all around
INDUSTRY UTILITIES
Coming together of Business Processes + Infrastructure + Technology

# IN SUMMARY…

## MARKET FORCES

- Disintermediation
- New Business Models
- Digital vs Physical
- No Entry barriers
- Non Traditional Competitors

## RENEWAL OF SERVICE LINES

### RENEW CULTURE

Design Thinking:
Problem finding

Zero Distance:
Grassroots innovation

Zero Bench:
Skunkworks

### POWER OF AUTOMATION

Machine Learning

AI

Automation

Mana

### BOUNDARYLESS THINKING

Digital Factory

API Economy

Industry Utilities

Modernization

Straight thru Processing

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# New Services

Sandeep Dadlani
*President and Head – Manufacturing, Retail, CPG & Logistics*

# SAFE HARBOR

Certain statements in this presentation concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this presentation is August 26, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.


Super charge your
online shopping

# Nectar.in

Global loyalty brand's ecommerce website launch in India. The responsive website is different from traditional e-commerce site in look and feel and navigation structure – it eschews a traditional navigation hierarchy and instead provides a dynamic search-based navigation capability.

The site features 25 million + SKUs across various shopping categories including fashion and accessories.

skava®

An Infosys company

# Credit Memo Processing through AssistEdge at a Large US Retailer

## AssistEdge's Robotic Process Automation (RPA) Solution for Process and Productivity Improvement

### Overview

- Global Shared Services Organization
- Targeting 15 Use Cases for implementation by Dec'16 across different GSS centers in US, Canada, South America, Mexico
- E2E automation of processes involving *complex validation* of invoices/POs before vendor payment approvals

### Business Challenges

- Extensive manual intervention and processing during invoice/PO validation
- Increased backlog of invoice/PO for validation

### Project Highlights

- Credit Memo Process – Invoice/PO Processing and Validation for **8000+ Stores**
- Implementation of Robotic Processing Automation **(RPA)**
- **Quick Turn Around Time** of 6 weeks for release 1

### Business Benefits

- **Productivity Improvement Reduced backlog** of 160K cases within weeks & processed 2,500 case validations per day as compared to 1,500 earlier)
- **75% Reduction in AHT** – from 4 minutes to ~ 1 minute

edgeverve
An Infosys company

vodafone

# Mana uncovers $21M in annual savings in 2 months of analysis for a client



Category : getAll
Sub Category : getAll
Start Date
04-30-2016
30,000
24,000
18,000
12,000
6,000
0
100%
80%
60%
40%
20%
0%

NLP and Clustering: Pareto of Issues

# Mana uncovers $21M in annual savings in 2 months of analysis for a client


Home
Pareto Analysis
Correlation Analysis
Application Risk Analysis
Action
Keyword Management
Incident Type : getAll
Category: getAll
Sub-Category: getAll
AE AD Migration
Applications
Autosys
Gates
Global Directory
Microsoft Windows
NxGen
NxGen Mobility - Asset
Other
Outlook
SAP COE-OTC/CS
SAP COE-RTR/PS
SAP COE-Security
SAP-Basis
Server
SharePoint
SMIT Portal
Team Center PLM
Verizon Managed Data Se
zzOBSOLETE-Remedy
0
0.1
0.21
0.33
0.44
0.56
0.67
0.78
0.89
SAP COE-RTR/PS
SAP COE-Security
February
March
April
May
June
new authorization
system environment
password reset
project related
incident category
ricef type
system area
reset tool
reset account
access provided
validity extension
enterprise sap site
monitored servers
enterprise sap center
requested role
user account
validity extende
kotax monitoring
resolution location
change id
access comments

Correlation Strength as per Ticket Arrival Pattern

# Mana uncovers $21M in annual savings in 2 months of analysis for a client

Home | Pareto Analysis | Correlation Analysis | Application Risk Analysis | Action | Keyword Management

Incident Type : getAll  Category: getAll  Sub-Category: PS.NA Software  Start Date 2016-05-01  End Date 2016-05-31

Application Risk Analysis
(diameter of bubble proportional to number of tickets)



110
97
84
71
58
45
32
19
6
0
-7
High Volume Low Risk
Low Volume Low Risk
Ticket Volume
1
2
3
4
5
Risk Score
Medium Risk
Low Risk

**Ticket Distribution Per Category for**

**Kronos**

| Priority | % of Tickets | | Tickets Per Assignee | | No of Assignees (Application) |
|---|---|---|---|---|---|
| | Application | Portfolio | Application | Portfolio | |
| 2 | 5.88 ▲ | 0.63 | 1 ▼ | 4 | 1 |
| 3 | 5.88 ▲ | 3.49 | 1 ▼ | 22 | 1 |
| 4 | 35.29 ▲ | 18.38 | 6 ▼ | 116 | 1 |
| 5 | 52.94 ▼ | 77.5 | 9 ▼ | 489 | 1 |

**Weighted Avg Risk Score of Application: 3.6**

Application Risk Analysis as Function of Ticket Severity, Volume etc.

# Mana uncovers $21M in annual savings in 2 months of analysis for a client



0.93% Anomalies (alpha=0.9, direction=pos)
count
112.2
96.4
80.5
64.7
48.8
33
Jun 3
Jun 5
Jun 7
Jun 9
Jun 11
Jun 13

Process Anomaly Detection: Memory Usage on Server

# Mana uncovers $21M in annual savings in 2 months of analysis for a client



NLP and Clustering: Pareto of Issues



Correlation Strength as per Ticket Arrival Pattern

Total Incidents analyzed : **353,223**

Potential Mana Addressable by Automation: **227,842**



Application Risk Analysis as Function of Ticket Severity, Volume etc.


0.93% Anomalies (alpha=0.9, direction=pos)
count

Process Anomaly Detection: Memory Usage on Server

syngenta

> "We have chosen Infosys Mana, a Knowledge-based Artificial Intelligence Platform, to help us with insights, drive automation, innovation, efficiency and excellence across the organization."

*– Robert Weltevreden, Head of SBS*


Johnson Controls
“We have chosen Infosys Mana, a Knowledge-based Artificial Intelligence Platform, to help us drive automation, innovation, efficiency and excellence across the enterprise.”
– Jeff Augustin, Vice President and CIO

Infosys

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Infosys

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# Sales Effectiveness

Mohit Joshi

*President and Head – Financial Services*

# SAFE HARBOR

Certain statements in this presentation concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this presentation is August 26, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

# SALES EFFECTIVENESS

## – KEY OBJECTIVES



# SALES EFFECTIVENESS

– KEY OBJECTIVES

- Large Deals
- Top Accounts
- Technology enabled Sales

# THE GROWTH DRIVERS…

## Large Deals

- Pan Service Line Solutions
- Desirability, Feasibility, Viability Interventions



Large Deal Wins
10
6
$809
$688
Q1 FY16
Q1 FY17
$ Mn
Count (#)

# THE GROWTH DRIVERS…

## Top Accounts

- Helping Clients Reimagine Business
- Leveraging the “New”

**Avg. size of top 10 accounts $ Mn**

| Q1 FY16 | Q1 FY17 |
|---|---|
| 201 | 217 |

**# 100 Mn+ accounts**

| Q1 FY16 | Q1 FY17 |
|---|---|
| 14 | 17 |

# TECHNOLOGY ENABLED SALES...

## CRM

- Simple Process, Integration of Lead channels
- Machine learning interventions

## Social Selling

- Maximising Network strength
- Engaging with Insights

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# Demos – Mana and Automation

Sudhir Jha

*SVP and Head of Product Management and Strategy*

# Infosys Mana: Integrated AI Platform for Enterprise

| | | | |
|---|---|---|---|
| Data Analytics | Batch/Dashboards | Real-time Analysis/BI | Predictive/Prescriptive |
| Automation | Macros/Scripted | UI-based/Robotic | Cognitive/AI-based |
| Knowledge Mgmt | Document Control | Static Representation | Integrate, Reason, Infer |
| Machine Learning | Rules-based | Supervised Learning | Unsupervised Learning |

# Infosys Mana: Platform Overview


Mana Solutions
Built-in Ops Solutions
Application Dev and Support
Infrastructure Management
Product Development
Finance and Accounting
Human Resources
Other
External Tools
ITSM Tools
RPA Tools
Cognitive Automation
Automation Engine
Deterministic Rule Based Automation
AI Based, Self learning and Predictive Automation
Insights Engine
Prognostics, Process Mining, Anomalies, Correlations, Probabilistic models
Knowledge & Reasoning System
ENTERPRISE KNOWLEDGE PLATFORM AND ONTOLOGY
BIG DATA WITH MACHINE LEARNING AND NATURAL LANGUAGE PROCESSING
Sources of Truth
Alerts, Events and Error Logs
Key Stroke Logs
Ticket Data
Application Meta Data
Business Process Data

# Infosys Mana: Platform Strategy

THREE PILLARS

| Platform | Platform + Managed Services | Pre-built Solutions on Platform |
| --- | --- | --- |
| | App Dev and Management<br>Infrastructure Mgmt<br>Testing, etc. | Order to Cash<br>Sales Efficiency<br>Business Compliance<br>IoT<br>HR, etc. |

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